MD Holdings Corp.
135 Carolstowne Road
Reisertown, Maryland  21136

June 30, 2008

Securities Exchange Commission
Christian Windsor
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	MD Holdings Corp.
Registration Statement on Form S-1
File No. 333-149013
Response to Comments Received June 27, 2008

Dear Mr. Windsor:

We represent MD Holdings Corp. (the “Company” or “MD Holdings”). We are in receipt of your letter dated June 27, 2008 regarding the above referenced filing and the following are our responses:

About Our Company, page 1

1.	Please revise the third paragraph to disclose that your entire business consists of the mortgage brokerage efforts of a single person, Marshal Davis who is:

•	your founder;
•	your sole employee;
•	your sole director;
•	your sole executive officer; and
•	the holder of over ninety percent of your shares.

Please disclose whether Mr. Davis works for any other companies and whether he has any other source of income other than you.
Please revise your description of your “principal offices” to disclose that your only “office” is space in the townhouse of Mr. Davis.

Response:  The third paragraph has been revised to disclose that our entire business consists of the mortgage brokerage effects of a single person, Marshal Davis who is our founder, sole employee, sole director, sole executive officer and the holder of over ninety percent of our shares.  It has also been disclosed that Mr. Davis does not work for any other company and he does not have any other source of income other than the Company.  The description of our principal offices has been revised to disclose that our only “office” is space in the townhouse of Mr. Davis.

2.	We note your response to comment 2 of our letter to you dated April 30, 2008. Please revise the Summary to disclose the following:

•	disclose your financial condition and the going concern option of your auditors;
•
provide more detail regarding your “poor financial condition” including, but not limited to, the significance and basis for the going concern opinion of your auditor, your revenues of less than $2,000 in your most recent quarter, your net loss of $60,000 despite cuts in expenses and your assets of only $5,000 and liabilities of over $26,000;

•
clarify that even when the real estate market in Maryland was strong, for instance in 2006, you still suffered losses and only had revenues of less than $110,000 and in 2007 when the market in Maryland was still strong you suffered losses and only had revenues of less than $30,000 rather than attribute your financial condition to the real estate market;

•	delete or explain your claim that your history of low revenue and losses was “due to the lack of growth capital available;” and
•
delete or explain your statement that you “may need to raise additional funds in the next twelve months” given the going concern opinion, your current financial condition, your foreseeable expenses including the costs of this offering and your statement in the next paragraph that you will require $25,000 of additional capital.

Response: The Summary has been revised to include a paragraph to disclose our financial condition and the going concern opinion of our auditors.  More detail has been provided regarding our “poor financial condition” including, but not limited to, the significance and basis for the going concern opinion of our auditor, our revenues of less than $2,000 in our most recent quarter, our net loss of $60,000 despite cuts in expenses and our assets of only $5,000 and liabilities of over $26,000.  We have clarified that even when the real estate market in Maryland was strong in 2006, the Company still suffered losses and only have revenues of less than $110,000, and in 2007 when the market in Maryland was still strong, the Company suffered losses and only had revenues of less than $30,000 rather than attribute our financial condition to the real estate market.  We have deleted our claim that our history of low revenue and losses was “due to the lack of growth capital available.”  We also amended our statement that “we may need to raise additional funds in the next twelve months” to “we will need to raise additional funds” given the going concern opinion, our current financial condition, our foreseeable expenses including the costs of this offering, and our statement in the next paragraph that we will require $25,000 of additional capital.

3.
We note your response to comment 2 of our letter to you dated April 30, 2008.  Please revise the Summary to discuss your business strategy to which you refer in the risk factors and how you will finance the strategy.

Response:  Because of changes we made to the Risk Factors, we did not revise the Summary to discuss our business strategy.  Instead, our Risk Factors changed to delete the new business strategy and amended the Risk Factor to state that if we do not obtain financing we will cease operations since we have current expenses that exceed our capital.  See response to comment 9.

4.
Please distinguish in the sixth paragraph and elsewhere in the document the expenses of this offering from your operating expenses. In particular, disclose that you estimate your expenses of the offering will be $25,000 and disclose the estimated amount of expenses for the next twelve months, including the costs of fulfilling your obligations as a public company.

Response:  We have distinguished in the sixth paragraph and elsewhere in the document between the expenses of this offering and the Company’s operating expenses.  Specifically, the expenses of this offering are $25,000 and we estimate additional expenses of $30,000 for the Company for the next twelve months, including fulfilling our obligations as a public company.

5.	Please revise the seventh paragraph to discuss your losses and low revenues before the decline of the real estate market in Maryland.

Response:  We have revised the paragraph to discuss our losses and low revenues before the decline of the real estate market in Maryland.  Specifically, we state that the losses were due to our sole officer and director, Marshall Davis, taking a salary.

6.
Please revise the tenth paragraph to disclose how you will pay for any expansion given your lack of assets and the other expenses, such as the expenses of this offering which you estimate to be $25,000, for which you do not have assets to pay.

Response:  We have revised the tenth paragraph to disclose that “if we decide to expand into a new state, we will have to obtain additional funds either through sale of our common stock or obtaining loans to pay for any expansion given our lack of assets and our other expenses, such as the expense of this offering which we estimate to be $25,000.”

Risk Factors, page 6

7.
We note your response to comment 8 of our letter to you dated April 30, 2008. Please revise the caption and the text of the first risk factor to reflect the actual problems that you are encountering namely your lack of business and your lack of capital that seriously threaten your ability to operate - not your ability to succeed.  Your revenues are minimal and your liabilities already exceed your assets.  Explain how merely becoming a publicly reporting company will help you operate given the fact that you are not receiving any of the proceeds of this offering but shareholders who purchased stock a few months ago are receiving all of the proceeds.

Response:  The caption and the text of the first risk factor in our response to comment 8 has been revised to reflect that the actual problems that we are encountering namely our lack of business and capital that seriously threatens our ability to operate, as opposed to our ability to succeed.  We have explained that becoming a publicly reporting company will provide us access to the capital markets which will provide us an opportunity to raise money.

8.
We note your response to comment 9 of our letter to you dated April 30, 2008.  Please revise the caption and the text of the second risk factor to focus on the substance of the going concern opinion.  The risk is that you will no longer be able to continue to operate your business, not that auditors will continue to voice the same concern.  Please delete your reference to spending additional capital since you do not have any capital to spend and have increased your expenses as a result of this offering and have increased your day to day expenses as a result of becoming a public company.

Response:  We have revised the caption and the text of the second risk factor in our response to comment 9 of our letter to focus on the fact that we will no longer be able to operate our business, not that the auditors will continue to voice the same concern.  Our reference to spending additional capital has been deleted.

9.
We note your response to comment 10 of our letter to you dated April 30, 2008.  Please revise the caption and substance of the third risk factor to clarify that the risk is that if you do not secure financing you will cease operations since you have current expenses for which you have no capital.  Please quantify the “significant” capital requirements needed for our business strategy to which you refer.

Response:  We have revised the caption and substance of the third risk factor to clarify that the risk is that if the Company does not secure financing we will cease operations since we have current expenses for which we have no capital.  The “significant” capital requirements needed for our business strategy have been quantified and we estimate that we will incur $30,000 of expenses for the next twelve months, not including the $25,000 that we will incur for the registration of this offering.

10.
Please revise the caption and the substance of the fifth risk factor consistent with the private offering memorandum. Please reconcile your claim that the offering price was “arbitrarily determined” with your statement that “the facts considered in determining the offering price were based on our financial condition and prospects......”

Response:  The caption and the substance of the fifth risk factor have been revised to be consistent with the private offering memorandum.  In addition, the claim that the offering price was “arbitrarily determined” has been reconciled with our statement that “the facts considered in determining the offering price were based on our financial condition and prospects…” by deleting the statement that “the facts considered in determining the offering price were based on our financial condition and prospects.”  The price was arbitrarily determined and we clarified that in the document.

11.
Please revise the last risk factor to address the actual negative impact on your revenues of the downturn housing prices and tightening of credit by lenders in your market area and the decline in demand for and availability of mortgages, both subprime and prime.

Response:  We have revised the last risk factor to address the actual negative impact that the downturn housing prices, tightening of credit by lenders on our market area and the decline in demand for and availability of mortgages, both subprime and prime had on our Company’s revenues.

Determination of Offering Price, page 6

12.
We note your response to comment 12 of our letter to you dated April 30, 2008. Please explain the basis for your claim, in the first paragraph, that your financial condition “has not improved or declined” in the intervening four months.  Please revise this disclosure consistent with the disclosure in your private offering memorandum of January 2008.  Please provide us with a copy of the Offering Memorandum.  Please reconcile your claim, in the second paragraph, that the offering price was “determined arbitrarily” with your statement that the “facts considered in determining the offering prices were our financial condition and prospects, our operating history and the general condition of the securities market.”

Response:  We have revised our claim that our financial condition “has not improved or declined” in the intervening four months to state that our financial condition has actually declined.  We have revised this disclosure to be consistent with the disclosure in our private offering memorandum of January 2008.  A copy of the Offering Memorandum is being provided to the SEC pursuant to their request and this distribution shall not constitute an offer or solicitation.  We have reconciled our claim in the second paragraph that the offering price was “determined arbitrarily” with our statement that the “facts considered in determining the offering prices were our financial condition and prospects, our operating history, and the general condition of the securities market” by deleting the statement that the “facts considered in determining the offering prices were our financial condition and prospects, our operating history, and the general condition of the securities market” because the price was arbitrarily determined.

Management's Discussion and Analysis, page 12

13.
We note your response to comment 16 of our letter to you dated April 30, 2008.  As we requested, please discuss the extent to which your financial condition has changed since the auditors issued their going concern opinion.  Please describe, in the second paragraph, using actual numbers your financial condition and the basis for the going concern opinion.  Please revise your description, in the second paragraph, of the going concern opinion which states that your ability to continue as a going concern is “dependent on the Company's ability to raise additional capital and implement its business plan.”

Response:  We have discussed that the Company’s financial condition has declined since the auditors issued their going concern opinion and have described, in the second paragraph, our financial condition and the basis for the going concern opinion using actual numbers.  We have also revised our description, in the second paragraph, of the going concern opinion to remove the statement that our ability to continue as a going concern is “dependent on the Company’s ability to raise additional capital and implement its business plan.”

14.
We note your response to comment 21 of our letter to you dated April 30, 2008.  As we requested, provide detailed analysis of the “actions” you are taking to “obtain additional loans” and obtain equity funding.  Please consolidate the various statements into one paragraph that addresses how you will raise the additional capital to cover both the estimated $25,000 expenses of the offering and your operational expenses for the next twelve months including:

•	revise your statement in the third paragraph to explain that a trading market may not develop in the foreseeable future given your precarious financial condition and your lack of business;
•	explain the basis for your claim in the fourth paragraph that you may raise additional funds through public offerings given your most recent offering in January only raised $3,000;
•	identify in the fifth paragraph the sources you have from which to borrow the funds;
•	explain in the last sentence of the tenth paragraph how you will “pay back the $25,000 additional expenses by the finding in this offering;” and
•	provide detail in the last sentence of the tenth paragraph that you will pay for the expenses of the offering by “obtaining other loans.”

Response:  We have provided a detailed analysis of the “actions” we are taking to “obtain additional loans” and obtain equity funding.  We have also updated the Management’s Discussion and Analysis to:
- state that a trading market may not develop in the foreseeable future given our precarious financial condition and our lack of business;
- explain our basis that we may be successful in raising additional funds through offerings of our stock, given that we only raised $3,000 in our previous offering;
- identify Marshall Davis, our sole officer and director, and other shareholders who own an equity interest in the company as the sources we have from which to borrow funds; and
- explain that, at this point, we are uncertain as to how will be repay the $25,000 expenses of the offering and fund our operational expenses for the next twelve months.

15.
We note your response to comment 17 of our letter to you dated April 30, 2008.  As we requested, please provide, on page 18, updated discussion and analysis of the current condition of the real estate market in your particular market area in Maryland including but not limited to the decline in sales of new and existing homes and the decline in the median home price.

Response:  We have included an updated discussion and analysis of the current condition of the real estate market in our particular market area in Maryland, including but not limited to, the decline in sales of new and existing homes and the decline in the median home price.

16.
As we requested in comment 18 of our letter to you dated April 30, 2008, please provide, on page 18, a detailed discussion and analysis of your financial condition and the opinion of your auditors that there is “substantial doubt” about your ability to continue as a going concern including but not limited to the following:

•	your lack of working capital;
•	stockholders deficiency;
•	accumulated deficit;
•	negative cash flow from operations; and
•	little or no assets.

Response:  On page 18, we have provided a detailed discussion and analysis of our financial condition and the opinion of our auditors that there is “substantial doubt” about our ability to continue as a going concern, including but not limited to our lack of working capital, stockholders deficiency, accumulated deficit, negative cash flow from operations, and little or not assets.

17.	As we requested in comment 19 of our letter to you dated April 30, 2008, please provide detailed analysis of the reasons for your history of losses even when the housing market was strong.

Response:  The reason for our history of losses even when the housing market was strong was that Marshall Davis, our sole officer and director, was taking a large salary that was based on the number of deals he closed.  His salary has declined steadily over the past few years because the market has slowed down.  This is disclosed in the S-1.

Consolidated Statement of Changes in stockholders equity, pages F-3 & F-15

18.
In your response to comment 28 of our letter dated April 30, 2008 you assert that the stock split was retroactively treated as a stock dividend in accordance with Chapter 7.B of ARB 43.  Your current presentation, however, shows a stock dividend occurring in the quarter ended March 31, 2008 (page F-3) while at the same time you present a negative APIC balance as of December 31, 2007 and prior periods (page F-15).  Please revise to correct this apparent inconsistency and to properly give retroactive treatment to the stock dividend or advise us as to how your current presentation is appropriate.  In addition, please revise the discussion appearing on page 3 under the title The Forward Split and all other sections of the filing as appropriate.

Response:  The Company retroactivity adjusted the shares outstanding in accordance with ARB 43.  The stock dividend (charge to retained earnings) was treated as a current period transaction. To retroactivity make a charge to retained earnings would restate prior period retained earnings for the stock split.  Although ARB 43 does not prescribe how to treat the charge to retained earnings, a charge to the prior retained earnings would not seem appropriate. The negative APIC balance is due to the retro active treatment of the shares

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
MD Holdings Corp.

By: /s/ Marshall Davis
      Marshall Davis